May 13, 2010

Mr. Peter M. Pizza
Vice President and Chief Financial Officer, Principal Financial Officer and Principal Accounting
Officer
Amrep Corporation
300 Alexander Park, Suite 204
Princeton, New Jersey, 08540

> **Re:** **Amrep Corporation**
> **Form 10-KSB for the year ended April 30, 2009**
> **Form 10-Q for the quarterly period ended January 31, 2010**
> **File No. 001-04705**

Dear Mr. Pizza:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Accounting Branch Chief